77

04035381

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ortiz Northair Mine

*CURRENT ADDRESS

PROCESSED

JUL 12 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 305

FISCAL YEAR 2-29-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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DAT : 7/12/04

82-305

INTERNATIONAL NORTHAIR MINES LTD.
A NORTHAIR GROUP COMPANY

ARIS
2-29-04

2004 ANNUAL REPORT

INTERNATIONAL NORTHAIR MINES LTD.

A NORTHAIR GROUP COMPANY

Letter to the Shareholders

Firstly, I would like to personally thank all of the shareholders of International Northair Mines Ltd. for their support during this past fiscal year; it has been a very important one for the Company and the industry in general.

Over the recent difficult period experienced by the mineral exploration industry, the Company has maintained its solid corporate structure by concentrating its time and resources wisely to acquire projects hand picked by our skilled exploration team. In September 2003, we completed a $2,000,000 equity financing which significantly strengthened Northair's balance sheet and gave the Company the financial resources necessary to expand its exploration program in Mexico. This influx of capital helped Northair maintain its position as a strong and capable player in Latin American precious metal exploration.

With a generative exploration budget set at more than $300,000 annually, Northair's exploration team maintains a "first-mover" advantage in Mexico - a very geologically prospective region. The Company is committed to continuing with this very successful generative exploration model in the future. Vice-President of Exploration, Jim Robinson, and our strong domestic team have evaluated more than 500 prospects since 1996 and built an impressive portfolio of Mexican gold exploration properties. We currently have four active exploration projects, with more acquisitions planned for the future.

In early 2004, we optioned 51% of Northair's Sierra Rosario property to the experienced exploration team of Sparton Resources Inc. We feel this type of partnership allows our shareholders all the excitement, without the financial risks associated with early stage exploration programs.

In the first quarter of fiscal 2005, Northair conducted an initial drill program at the El Tesoro Project with promising results. The 1800 metre drill program tested less than 15% of the apparent strike length of the presently known 2.5 kilometre mineralized system. Based on the results of the drill program, and previous surface sampling, we increased our land position from 1000 to over 3200 hectares and expanded our exploration program. We expect that the results from the recently expanded program will enable the Company to focus its exploration efforts to develop El Tesoro.

In closing, I commend our exploration team for the fine work they have done this year in keeping Northair at the forefront of Mexican mineral exploration. As we continue to seek economic mineral deposits we urge you to keep in touch with us by calling, emailing or visiting our website. We trust that with our aggressive and well financed generative exploration program, fiscal 2005 will be a particularly exciting year for the shareholders of International Northair Mines Ltd.

On behalf of the Board of Directors,

INTERNATIONAL NORTHAIR MINES LTD.

Frederick G. Hewett, *P.Eng.*
President & C.E.O.

May 26, 2004

EXPLORATION OVERVIEW


U.S.A.
Sierra Rosario
La Joya
El Tesoro
Las Moras
Gulf of Mexico
North Pacific Ocean

The Company continues to employ an effective combination of belt reconnaissance and submittal solicitation for acquiring, exploring and developing mineral resource properties in Mexico. The focus remains on high grade as well as bulk tonnage gold deposits; however, silver and base metals opportunities are also evaluated. Since 1995, the Company has acquired eleven projects in Mexico, with significant exploration undertaken by both Northair and its various joint venture partners. Improved market conditions during the last two years, coupled with successful fund raising, has allowed the Company to accelerate its project generation program, resulting in the recent acquisitions of the El Tesoro, Las Moras and La Joya projects. We remain committed to maintaining an aggressive generative program in Mexico while continuing to explore our current projects.

Project Discussion

El Tesoro Project

In February of 2003, the Company announced the acquisition of the El Tesoro Project located in the state of Durango, Mexico. The project area was identified during the Company's ongoing generative exploration program and several subsequent evaluation programs confirmed the area's potential. The Company now controls a contiguous land position totalling 3,214 hectares comprised of eight concessions, four of which were staked by the Company. The other four concessions were acquired by option agreements from underlying property owners. Total acquisition costs to acquire 100% of the four privately held concessions are US $ 530,000 over a three to four year period, with no royalties.

The El Tesoro Project is located in the western Sierra Madre Occidental geological province of Mexico. Topography is moderate to steep, with elevations ranging from approximately 800 to 1800 metres above mean sea level. Climate is pleasant, with a short rainy season and the property is lightly forested with pine and oak trees. Access is by road from either Mazatlan in the west or the Durango Highway to the north.

The El Tesoro Project contains seven known distinct zones of classic gold bearing, low sulfidation, epithermal quartz vein systems (referred to as A through E Zones). The identified veins occur within a mineralized trend that is at least 2.5 kilometres long and up to 600 metres wide. Widths of known veins and associated stockworking and breccias range from approximately 1 to 20 metres. A large portion of the property and projected zones of mineralization are covered by a sequence of post-mineral felsic pyroclastics, contributing to the exploration potential.

Since the project's inception, the Company has established a permanent base camp, constructed and improved roads, and completed initial phases of geologic mapping, rock chip sampling, trenching and drilling.

Northair has taken over 800 rock chip samples from the project to date with very encouraging results. The majority of these samples were continuous chip samples of outcrop, either naturally exposed, in mine workings, or in trenches excavated by the Company.

A total of 399 of the rock chip samples taken to date have come from 48 continuous sample lines in outcrop or trenches on the seven known zones. Highlight examples include: 27.04 g/t gold and 702.2 g/t silver over 6 metres from the A Zone; 9.00 g/t gold and 67.9 g/t silver over 10 metres from the B Zone; 4.09 g/t gold and 26.6 g/t silver over 5 metres from the C Zone; and 22.42 g/t gold and 71.7 g/t silver over 3 metres from the E Zone.


Property Boundary
Areas of known Mineralization
G ZONE
F ZONE
E ZONE
B ZONE
A ZONE
C ZONE
D ZONE
0 125 250 500 Meters
Legend
Tertiary Volcanics (Pre-mineral)
Tertiary Volcanics (Post-mineral)
Tertiary Intrusive
Dacite Porphyry
Mineralized Zone
EL TESORO PROJECT

In March of 2004, Northair completed a first phase, twenty hole reverse circulation drill program totalling 1832 metres. The drill program tested portions of five of the seven known gold bearing zones. Results were encouraging, with four of the five zones reporting significant gold and silver values. Seven holes were drilled in the A Zone, with highlights including 5.10 g/t gold and 26.5 g/t silver over 3.81 metres; 4.85 g/t gold and 26.8 g/t silver over 3.81 metres; 16.87 g/t gold and 122.3 g/t silver over 4.57 metres, and 13.60 g/t gold and 18.4 g/t silver over 3.81 metres; and 3.20 g/t gold and 23.3 g/t silver over 3.81 metres. Although only one of three holes completed in the B Zone reported significant gold values with 3.38 g/t gold and 17.0 g/t silver over 9.91 metres, the remaining two were anomalous over significant widths. The single hole drilled in the C Zone failed to intersect alteration or mineralization. Four holes were drilled in the D Zone, with highlights including 6.87 g/t gold and 10.9 g/t silver over 1.52 metres and 11.20 g/t gold and 56.2 g/t silver over 0.76 metres.

An expanded program is currently underway including geological mapping, sampling, and trenching to further explore the property.

Sierra Rosario Project

In April of 2002, the Company staked the 500 hectare Sierra Rosario concession located in the state of Sinaloa, Mexico. The Sierra Rosario property lies along the western flanks of the Sierra Madre Occidental geological province with relatively good access and infrastructure. It is located approximately 25 linear kilometres northwest of Choix, Sinaloa; and 40 kilometres east of Alamos, Sonora.

Six gold and silver occurrences have been discovered within the property by Northair exploration staff. The San Rafael Zone is the principle target defined to date, and contains strong epithermal silver mineralization within an intensely altered rhyolite porphyry having a surface expression of approximately 200 by 70 metres. First phase mapping and sampling of the San Rafael Zone returned an average of 181 g/t silver and 0.321 g/t gold from 23 chip channel samples.

The project was optioned to Kaieteur Resource Corp. in the fall of 2002; however, Kaieteur terminated its option a year later. Only minimal exploration activities occurred during Kaieteur's tenure. The property was subsequently optioned to Sparton Resources Inc., who can earn a 51% interest in the project by paying Northair $130,000 ($20,000 received) in cash, issuing 275,000 common shares and incurring $800,000 in exploration expenditures over a four year period. During the period from April 1, 2004 to 2005, Sparton must spend $150,000 on exploration, of which $50,000 is a firm commitment and $100,000 is optional.

Las Moras Project

The Las Moras Project was acquired in November, 2003 as a result of Northair's generative exploration program. The Company controls a contiguous land position totalling 450 hectares, comprised of a 250 hectare concession staked by Northair, and a 200 hectare concession optioned from a private owner. Acquisition costs for the private concession are US $86,000 over a four year period, with no royalties.

The property is located in the Sierra Madre Occidental geological province, within the state of Durango. It lies approximately 100 kilometres east of Mazatlan, and 120 kilometres southwest of the city of Durango. Access to the project is good, with numerous unimproved old logging roads located in the area. Property topography is moderate to steep.

Two styles of mineralization have been identified at Las Moras, in a geologic setting similar to the El Tesoro Project. The "Gold Zone" contains a rhyolite porphyry dike intruding upper volcanics. Gold mineralization occurs within and along the contacts of the dike, which is dipping sub-parallel to topography. The zone is poorly exposed in outcrop, and is evidenced only by gambusino workings, and within a small erosional window measuring approximately 15 x 60 metres. Sampling within this zone by Northair has returned high grade gold mineralization. The Company has designed a program of channel sampling within the exposed zone of mineralization, as well as soil sampling and trenching in the enveloping zone of alteration.

A separate zone of copper-lead-zinc mineralization, geologically distinct from the Gold Zone, was discovered by Company geologists during an initial property investigation. The width of the mineralized zone where observed, averages about 30 metres and has been traced on the ground during initial field visits for over 300 metres along strike. It is open in both directions, with four representative grab samples from the zone averaging 0.35% copper, 0.26% lead, and 0.96% zinc.

The Company is very encouraged by its initial results from Las Moras, and in particular the presence of high grade gold mineralization. Future exploration programs for the project will include geological mapping and additional sampling.

La Joya

The La Joya Project is located in the state of Durango, and lies with the central portion of the Sierra Madre Occidental geological province. The property was identified as a highly prospective gold target during the Company's regional generative program. La Joya is located approximately 110 kilometres southwest of the city of Durango. Access, topography and infrastructure are all excellent.

The property position covers an inferred rhyolitic domal complex, with several wide outlying sub-parallel wide rhyolitic dikes intruding volcanics. The dikes contain widespread high level epithermal multistage silicification with anomalous gold values. Within the dikes at least two distinct structures occur that have localized low sulfidation vein type gold and silver mineralization. Initial sampling from these structures has been positive with six samples returning gold values in excess of 1 g/t gold.

The Company's exploration to date has revealed a geologic environment similar to several well known bulk tonnage gold mines in the western United States. Further exploration is warranted which will include regional and detailed mapping, with rock chip and soil sampling.

INTERNATIONAL NORTHAIR MINES LTD.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

29 FEBRUARY 2004 and 28 FEBRUARY 2003

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of International Northair Mines Ltd.:

We have audited the consolidated balance sheets of International Northair Mines Ltd. (A Development Stage Company) as at 29 February 2004 and 28 February 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 29 February 2004 and 28 February 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Staley, Okada, Partners

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Vancouver, B.C.
23 March 2004

International Northair Mines Ltd. Statement 1

(A Development Stage Company)

Consolidated Balance Sheets

Canadian Funds

ASSETS	As At 29 February 2004	As At 28 February 2003
Current		
Cash and short-term deposits	$ 2,023,572	$ 731,862
Accounts receivable	21,059	16,207
Due from related parties *(Note 8c)*	53,256	76,879
Prepaid expenses and deposit	371	13,858
	2,098,258	838,806
Investments - Marketable Securities *(Note 4)*	220,036	174,895
Property, Plant and Equipment *(Note 5)*	52,138	17,447
Resource Property Costs - *Schedule (Note 6)*	743,353	109,136
Reclamation Deposits *(Note 2f)*	7,000	7,000
	$ 3,120,785	$ 1,147,284

LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 68,006	$ 64,961
Due to related parties *(Note 8c)*	30,147	25,963
	98,153	90,924

SHAREHOLDERS' EQUITY		
Share Capital *(Note 7)*	21,310,139	18,929,739
Contributed Surplus	116,448	116,448
Deficit - *Statement 2*	(18,403,955)	(17,989,827)
	3,022,632	1,056,360
	$ 3,120,785	$ 1,147,284

ON BEHALF OF THE BOARD:

________________, Director

________________, Director

- See Accompanying Notes -

International Northair Mines Ltd.

Statement 2

(A Development Stage Company)

Consolidated Statements of Loss and Deficit

Canadian Funds

	For the Year Ended 29 February 2004	For the Year Ended 29 February 2003
General and Administrative Expenses		
Stock-based compensation	$ 312,633	$ -
Salaries and benefits	160,857	155,913
Office rent and equipment	95,805	103,808
Office and general	83,282	68,740
Shareholder information and investor relations	50,267	8,625
Accounting and legal	41,419	27,011
Regulatory compliance	32,822	11,650
Travel and promotion	22,338	8,643
Transfer agent fees	19,856	5,226
Telephone	9,635	8,810
Amortization	7,426	6,600
Loss on foreign exchange	5,608	1,107
Administrative recoveries *(Note 8a)*	(400,279)	(403,775)
Loss Before the Undernoted	441,669	2,358
Gain on sale of investments	(182,957)	(122,316)
Write-down of investments	-	7,866
Write-off of exploration costs on outside properties and properties abandoned	177,896	257,477
Brandywine property expense	6,231	2,326
Interest and sundry	(28,711)	(11,421)
Loss for the Year	414,128	136,290
Deficit - Beginning of year	17,989,827	17,853,537
Deficit - End of Year	$ 18,403,955	$ 17,989,827
Loss per Share - Basic and Diluted	$ 0.04	$ 0.02

- See Accompanying Notes -

International Northair Mines Ltd.
(A Development Stage Company)

Statement 3

Consolidated Statements of Cash Flows

Canadian Funds

Cash Resources Provided By (Used In)		For the Year Ended 29 February 2004		For the Year Ended 28 February 2003
Operating Activities				
Loss for the year	$	(414,128)	$	(136,290)
Items not affecting cash				
Gain on sale of investments		(182,957)		(122,316)
Write-down of investments		-		7,866
Stock-based compensation		312,633		-
Amortization		7,426		6,600
Write-off of exploration costs on outside properties and properties abandoned		177,896		257,477
Deferred rent inducement		-		(5,143)
		(99,130)		8,194
Changes in current assets and liabilities		(4,013)		27,266
		(103,143)		35,460
Investing Activities				
Acquisition of investments		(46,075)		(2,351)
Proceeds from sale of investments		227,391		135,023
Acquisition of property, plant and equipment		(46,033)		(1,060)
Resource property costs, *net*		(808,197)		(331,653)
		(672,914)		(200,041)
Financing Activities				
Issuance of share capital		2,067,767		289,967
Net Increase in Cash		1,291,710		125,386
Cash Position - Beginning of year		731,862		606,476
Cash Position - End of Year	$	2,023,572	$	731,862

Schedule of Non-Cash Transactions				
Shares acquired for property option payment	$	-	$	8,000
Shares acquired for settlement of debt	$	43,500	$	-
Stock-based compensation	$	312,633	$	-
Amortization capitalized to deferred property costs	$	3,916	$	-

- See Accompanying Notes -

International Northair Mines Ltd.
(A Development Stage Company)

Schedule

Consolidated Schedules of Resource Property Costs

Canadian Funds

	Acquisition Costs	Exploration Costs	**For the Year Ended 29 February 2004**	For the Year Ended 28 February 2003
Direct - Mineral				
Mexico				
Sierra Rosario				
Taxes	$ 574	$ -	**$ 574**	$ -
Labour and supervision	-	319	**319**	23,847
Claimstaking	-	(284)	**(284)**	1,878
Assaying, camp and general	-	-	**-**	2,330
Field work and travel	-	-	**-**	1,885
Recoveries				
- Cash calls	-	-	**-**	(4,859)
- Shares	-	-	**-**	(8,000)
- Option payments	-	-	**-**	(10,000)
	574	35	**609**	7,081
El Tesoro				
Road building	-	180,746	**180,746**	-
Salaries and consulting	-	173,658	**173,658**	41,745
Camp and general	-	89,311	**89,311**	13,997
Option payments	64,699	-	**64,699**	-
Travel	-	35,261	**35,261**	3,890
Field work	-	27,346	**27,346**	17,438
Assays	-	16,629	**16,629**	4,697
Permits and licenses	12,466	-	**12,466**	-
Taxes	10,685	-	**10,685**	-
Claimstaking	5,873	-	**5,873**	8,030
Finder's fee	2,680	-	**2,680**	1,536
	96,403	522,951	**619,354**	91,333
El Tropico				
Labour and supervision	-	-	**-**	7,953
Assaying, camp and general	-	-	**-**	2,769
	-	-	**-**	10,722
Las Moras				
Option payment	4,405	-	**4,405**	-
Salaries and consulting	-	3,878	**3,878**	-
Taxes	3,440	-	**3,440**	
Claimstaking	1,960	-	**1,960**	-
Field work and general	-	571	**571**	-
	9,805	4,449	**14,254**	-
General exploration				
Salaries and consulting	-	84,521	**84,521**	101,275
Assaying, camp and general	-	66,279	**66,279**	23,115
Field work and travel	-	18,237	**18,237**	80,332
	-	169,037	**169,037**	204,722

International Northair Mines Ltd.
(A Development Stage Company)

Consolidated Schedules of Resource Property Costs

Canadian Funds

	Acquisition Costs	Exploration Costs	**For the Year Ended 29 February 2004**	For the Year Ended 28 February 2003
Direct - Mineral				
British Columbia				
General exploration and property examinations	-	8,859	**8,859**	14,807
Recoveries - B.C. Exploration credit	-	-	**-**	(5,012)
	-	8,859	**8,859**	9,795
Net Costs for the Year	106,782	705,331	**812,113**	323,653
Balance - Beginning of year	9,566	99,570	**109,136**	42,960
Write-off of exploration costs on outside properties and properties abandoned *(Note 6a)*	-	(177,896)	**(177,896)**	(257,477)
Balance – End of Year	$ 116,348	$ 627,005	**$ 743,353**	$ 109,136

- See Accompanying Notes -

1. Nature of Operations

The company is a development stage company which is engaged principally in the acquisition, exploration and development of mineral properties, the investment in other development stage companies and in providing administration services to other development stage companies. The recovery of the company's investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the company or its investees to continue in operations, explore and develop the mineral properties and the discovery, development and sale of ore reserves. The outcome of these matters cannot presently be determined because they are contingent on future events.

2. Significant Accounting Policies

a) Basis of Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned Mexican subsidiary, Grupo Northair de Mexico, S.A. de C.V., which is accounted for using the purchase method of accounting.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, balances with banks and brokers, and short-term deposits. Cash and cash equivalents included in the cash flows statement are comprised of cash and short-term deposits on the balance sheet.

c) Investments and Marketable Securities

The company accounts for investments, in which it has a 20% or greater interest or where the company has a significant influence, on the equity basis, whereby the investment is initially recorded at cost and increased or decreased to reflect the company's share of any earnings or losses of the investee. Other investments are recorded on the cost basis. Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d) Amortization

The company provides for amortization on the following basis:

- Office furniture and equipment - 10% to 30% declining balance

One-half of the above rate is applied in the year of acquisition.

2. Significant Accounting Policies - *Continued*

e) Mineral Exploration and Development Costs

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

f) Environmental Expenditures

The operations of the company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly from country to country and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs in Canada are secured by reclamation deposits of $7,000.

g) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital for the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

2. Significant Accounting Policies - *Continued*

h) Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

i) Income Taxes

Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

j) Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

i) Monetary assets and liabilities at year-end rates,
ii) All other assets and liabilities at historical rates and
iii) Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

k) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

l) Stock-based Compensation – Change in Accounting Policy

The company has adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. It is applied on a prospective basis and applies to all awards granted on or after 1 March 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

2. Significant Accounting Policies - *Continued*

l) Stock-based Compensation - *Continued*

As now encouraged by CICA Handbook Section 3870, the company has enacted, prospectively, early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning 1 March 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

3. Fair Value of Financial Instruments

The company's financial instruments consist of cash and short term deposits, accounts receivable, amounts due from related parties, investments, reclamation deposits, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Investments - Marketable Securities

Details are as follows:

	2004 Net Book Value	2004 Market Value	2003 Net Book Value
Tenajon Resources Corp. – 1,219,234 (1,348,699) shares	$ **61,756**	$ 188,981	$ **67,435**
Troon Ventures Ltd. – 402,719 (174,772) shares	**78,254**	144,979	**34,955**
Stornoway Ventures Ltd. - NIL (190,000) shares *	**-**	-	**31,758**
NDT Ventures Ltd. – 237,600 (239,500) shares	**23,760**	47,520	**23,950**
Kaieteur Resources Ltd. – 10,000 (50,000) shares	**1,600**	10,800	**8,000**
Leadville Mining & Milling Corporation -NIL (30,000) shares	**-**	-	**5,634**
Stornoway Diamond Corporation (formerly Northern Empire Minerals Ltd.) – 180,000 (80,000) shares	**54,666**	432,001	**3,163**
	$ **220,036**	$ 824,281	$ **174,895**

* During the year, Stornoway Ventures Ltd. became a subsidiary of Stornoway Diamond Corporation.

Investments are recorded at the lower of cost or market and represent less than a 10% interest in the respective companies.

5. Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	**2004 Net Book Value**	2003 Net Book Value
Office furniture and equipment	$ 82,365	$ 30,227	**$ 52,138**	$ 17,447

6. Resource Property Costs

a) Details are as follows:

	Acquisition	Exploration	**Total 2004**	Total 2003
Mexico Properties				
- Sierra Rosario	$ 574	$ 7,116	**$ 7,690**	$ 7,081
- El Tesoro	105,969	604,718	**710,684**	91,333
- El Tropico	-	10,722	**10,722**	10,722
- Las Moras	9,805	4,449	**14,254**	-
	$ 116,348	$ 627,005	**$ 743,353**	$ 109,136

The current year write-off of exploration costs on outside properties and properties abandoned consisted of:

Mexico - General exploration and property examinations	$ 169,037
British Columbia - General exploration and property examinations	8,859
	$ 177,896

b) **Sierra Rosario, Mexico**

During the prior year, the company acquired, by staking, a concession in the state of Sinaloa Mexico, known as Sierra Rosario ("Rosario"). By agreement dated 16 September 2002 and effective 30 September 2002, the company granted Kaieteur Resources Corp. ("Kaieteur") the option to acquire an undivided 60% interest in Rosario. During the year, Kaieteur terminated the option and returned the property to the company.

6. Resource Property Costs - *Continued*

b) **Sierra Rosario, Mexico** - *Continued*

Subsequent to the year-end, by letter of intent dated 11 March 2004, the company granted Sparton Resources Inc. the option to acquire a 51% interest in the property by completing the following:

	Cash	Shares	Exploration Expenditures	
Upon signing the agreement	$ 20,000	-	$ -	
On or before 11 March 2005	15,000	75,000	150,000	*
On or before 11 March 2006	20,000	100,000	150,000	
On or before 11 March 2007	25,000	100,000	200,000	
On or before 11 March 2008	50,000	-	300,000	
	$ 130,000	275,000	$ 800,000	

* $50,000 of the $150,000 is a firm commitment.

c) **El Tesoro Project, Mexico**

The company acquired a large property position located in the State of Durango, Mexico, consisting of four concessions by staking and an additional four concessions by option agreements.

i) **Guadalupe Concession**

By agreement dated 3 October 2002, the company has the option to earn a 100% interest in certain mineral concessions known as Guadalupe located in Pueblo Nuevo Municipality, State of Durango, Mexico. The company must make payments of US$370,000, plus IVA and taxes (US$20,000 paid) in stages over the next four years. The company also paid a finder's fee of US$3,000.

ii) **Dos Hermanos Concession**

By letter of intent dated 16 December 2002 and agreement dated 30 January 2003, the company has the option to earn a 100% interest in certain mineral concessions known as Dos Hermanos located in Pueblo Nuevo Municipality, State of Durango, Mexico. The company must make payments of US$50,000 (US$10,000 paid) in stages over the next three years.

iii) **Santo Niño Concession**

By letter of intent dated 29 December 2002 and agreement dated 30 January 2003, the company has the option to earn a 100% interest in certain mineral concessions known as Santo Niño located in Pueblo Nuevo Municipality, State of Durango, Mexico. The company must make payments of US$25,000 (US$10,000 paid) in stages over the next three years.

6. Resource Property Costs - *Continued*

iv) **La Esperanza Concession**

By letter of intent signed 28 January 2003 and agreement dated 17 February 2003, the company has the option to earn a 100% interest in certain mineral concessions known as La Esperanza located in Pueblo Nuevo Municipality, State of Durango, Mexico. The company must make payments of US$85,000 (US$7,000 paid) in stages over the next four years.

v) **La Lajita, Tesoro 1, Tesoro 2 and Tesoro 3**

The company acquired, by staking, certain mineral concessions known as La Lajita, Tesoro 1, Tesoro 2 and Tesoro 3 located in Pueblo Nuevo Municipality, State of Durango, Mexico.

d) **El Tropico**

During the prior year, the company acquired, by staking, certain mineral concessions known as El Tropico and El Tropico 1, located in State of Sinaloa, Mexico.

e) **Las Moras, Mexico**

By letter of intent dated 16 October 2003, the company has an option to earn a 100% interest in certain mineral concessions known as Las Moras located in the State of Durango, Mexico. The company must make payments of US$86,000 (US$3,000 paid) in stages over four years. The company also staked concessions covering grounds adjacent to the privately held concession.

7. Share Capital

a) Details are as follows:

	Shares	Amount
Authorized:		
100,000,000 shares without par value		
Issued and outstanding:		
Balance - 28 February 2003	8,529,964	$ 18,929,739
Short form offering	3,636,363	2,000,000
Corporate finance shares	65,000	-
Exercise of options	220,000	44,500
Exercise of warrants	380,020	226,186
Share issuance costs	-	(202,919)
Stock-based compensation	-	312,633
Balance - 29 February 2004	12,831,347	$ 21,310,139

7. Share Capital - *Continued*

b) During the year, the company increased its authorized share capital from 20,000,000 common shares without par value to 100,000,000 common shares without par value.

c) During the year, the company issued 3,636,363 units for gross proceeds of $2,000,000 by way of a Short Form Offering. Each unit consisted of one common share and one share purchase warrant. Two warrants entitle the holder to purchase one additional share at $0.80 per share until 30 September 2004. The agent was paid a cash commission of $160,000 and was issued 436,364 agent's warrants. Each agent's warrant entitles the agent to purchase one common share at price of $0.60 per share until 30 September 2004. The agent was paid an administration fee of $5,000 and issued 65,000 units as a corporate finance fee. Each corporate finance unit consists of one common share and one corporate finance warrant. Two corporate finance warrants entitle the agent to purchase one common share at $0.60 per share until 30 September 2004.

d) **Stock Options**

The company has established a share purchase option plan whereby the board of directors may, from time to time, grant up to a total of 1,705,992 options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company's board of directors. The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date. Options vest on the grant date.

As at 29 February 2004, the company has 1,265,000 incentive stock options outstanding as follows:

	Opening Number	Granted	Exercised	Ending Number	Exercise Price	Expiry
Directors and officers	135,000	-	135,000	-	$0.21	N/A
Employees	10,000	-	10,000	-	$0.21	N/A
Employees	25,000	-	25,000	-	$0.15	N/A
Directors and officers	80,000	-	30,000	50,000	$0.21	15 August 2005
Directors and officers	85,000	-	10,000	75,000	$0.15	17 October 2006
Directors and officers	325,000	-	10,000	315,000	$0.25	17 July 2007
Employees	15,000	-	-	15,000	$0.25	17 July 2007
Consultant	-	5,000	-	5,000	$0.40	5 June 2008
Directors and officers	-	610,000	-	610,000	$0.69	21 October 2008
Employees	-	75,000	-	75,000	$0.69	21 October 2008
Employee	-	100,000	-	100,000	$0.69	12 November 2008
Consultant	-	20,000	-	20,000	$1.20	8 January 2009
	675,000	810,000	220,000	1,265,000		

---

7. Share Capital *-Continued*

d) Stock Options - *Continued*

During the year ended 29 February 2004, the Company granted options to purchase up to 810,000 shares of the company's stock to employees and non-employees of the company at exercise prices ranging from $0.40 to $1.20. A fair value of the options of $312,633 has been recorded in the company accounts.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	63.24%
Risk free interest rate	3.00% - 3.30%
Expected life of options	5 years

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

e) Warrants

As at 29 February 2004, the company has 2,023,421 (2003 – 117,647) warrants outstanding as follows:

Number	Price per share	Expiry date
1,020,181*	$0.80	30 September 2004
370,741	$0.60	30 September 2004
32,500	$0.60	30 September 2004
2,023,421		

* Two warrants entitle the holder to purchase one additional share.

---

8. Related Party Transactions

Except as disclosed elsewhere in the financial statements, related party transactions are as follows:

a) Administrative recoveries of $400,279 (2003 - $403,775) are primarily recovered from various companies with certain directors in common.

b) Total salaries of $258,000 (2003 - $216,000) were paid to two directors of the company. The company recovered $198,885 based on time spent, from companies with certain directors in common.

c) The amounts due from (to) related parties are for expense reimbursements and are receivable from (payable to) various companies with directors in common. The amounts are non-interest bearing and are receivable (payable) within the following year, and therefore, have been classified as current.

8. Related Party Transactions - *Continued*

d) Gain on sale of securities of $157,173 (2003 - $122,316) resulted from the sale of shares of companies with certain directors in common.

e) Troon Ventures Ltd., Tenajon Resources Ltd., Stornoway Diamond Corp. (formerly Northern Empire Minerals Ltd.), Sherwood Mining Corporation and NDT Ventures Ltd. have certain directors and officers in common with the company.

f) During the year, directors and officers acquired 252,647 (2003 – 75,000) shares of the company for proceeds of $55,562 (2003 – $15,750).

9. Segmented Information

The company's business consists of mineral exploration and development. Details on geographic segments are as follows:

	Canada		Mexico		Total	
	2004	2003	**2004**	2003	**2004**	2003
Loss for the year	**$ 363,854**	$ 99,613	**$ 50,274**	$ 36,677	**$ 414,128**	$ 136,290
Identifiable assets	**$ 2,375,661**	$ 1,023,734	**$ 745,124**	$ 123,550	**$ 3,120,785**	$ 1,147,284
Administrative expenses	**$ 845,338**	$ 371,345	**$ 36,610**	$ 34,788	**$ 881,948**	$ 406,133

10. Lease Obligations

The company has a lease agreement for its office space. The minimum annual commitment for rental expenses for the company's premises is $52,960 until 2006. This amount does not include the company's share of operating expenses.

11. Income Taxes

The company has incurred certain resource related expenditures of approximately $5,130,000 which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The company has allowable capital losses for tax purposes of approximately $978,000 which may be carried forward indefinitely. These losses may be used to reduce taxable capital gains in future years.

The company has allowable non-capital losses for tax purposes of approximately $25,000 which may be carried forward for seven years.

The potential future tax benefits of these resource related expenditures and income tax losses have not been recognized in the accounts of the company.

Form 51-102F1
Annual Management Discussion and Analysis
For
International Northair Mines Ltd.
("Northair" or the "Company")

Containing Information up to and including May 26, 2004

This Annual Management Discussion and Analysis complements and supplements, but does not form part of Northair's financial statements. Therefore, the following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the audited consolidated financial statements for the years ended February 29, 2004 and February 28, 2003 (and 2002 as applicable) together with the notes thereto. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Forward-Looking Information

When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objects and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Overall Performance

Northair's principal operating segment is the acquisition, exploration and development of natural resource properties primarily in Mexico.

In addition Northair provides management and administrative services to other resource companies, including but not limited to, NDT Ventures Ltd, Stornoway Diamond Corporation, Sherwood Mining Corporation, Tenajon Resources Corp. and Troon Ventures Ltd. (collectively referred to herein as the "Northair Group" or the "Group"). Each company within the Group is related to the Northair through directors and/or shareholders in common. (See "Transactions with Related Parties").

The Company's operations during the year ended February 29, 2004 produced a total loss of $414,128 or $0.04 per share as compared to a loss of $136,290 or $0.02 per share for 2003. Identifiable assets increased to $3,120,785 in 2004 from $1,147,284 in 2003. Administrative expenses, net of recoveries from the Group were $441,669 in 2004 as compared to $2,358 in 2003.

Details on the geographical segments are as follows:

	Canada		Mexico		Total	
	2004	2003	**2004**	2003	**2004**	2003
Loss for the year	**$ 363,854**	$ 99,613	**$ 50,274**	$ 36,677	**$ 414,128**	$ 136,290
Identifiable assets	**$ 2,375,661**	$ 1,023,734	**$ 745,124**	$ 123,550	**$ 3,120,785**	$1,147,284
Administrative expenses	**$ 845,338**	$ 371,345	**$ 36,610**	$ 34,788	**$ 881,948**	$ 406,133

The significant increase in the Company's loss from 2003 is due to higher administrative expenses, including the prospective adoption of full fair value accounting for incentive stock options. The prospective adoption of this new accounting policy (in accordance with CICA S. 3870) increased the Company's total loss by $312,633 in the year ended February 29, 2004. Identifiable assets increased in 2004 because the Company generated over $2 million in cash from the sale of equity securities and resource property costs, capitalized as assets increased to $743,353 from $109,136 in 2003.

Neither Northair nor any of the companies within the Group have a recent history of profitable operations and all are development stage companies. As such, Northair and most of the related companies in the Group are subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.

The Company's operations are affected in varying degrees by Mexican government regulations (both state and federal), including those with respect to restrictions on foreign investment, production, price controls, export controls, income taxes, and expropriation of property, employment, land use, water use, environmental legislation and mine safety. The regulatory environment is frequently in a state of change and new laws, regulations and requirements may be retroactive in their effect and implementation. Northair's operations may also be effected in varying degrees by political and economic instability, economic and other sanctions imposed by other nations on Canada or Mexico, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

To mitigate some of these factors, the Company maintains its head office in Vancouver, Canada. With the exception of short term operational requirements for its subsidiary, Grupo Northair de Mexico, S.A. de C.V., funds are maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its U.S. based Vice President, Exploration, the Company hires consultants as necessary to provide geological and other services. Overhead costs in Mexico compare favourably with Canada and the political and economic climate is considered by the Company to be stable.

Given the early stage of its operations, there is no assurance that Northair will be successful in achieving a return on shareholders' investment. The Company's financial success is dependent on the acquisition of properties which could be economically viable to develop.

Mineral exploration is a speculative venture. There is no certainty that money spent on exploration and development will result in the discovery of an economic ore body. There is no assurance that Northair's exploration activities will result in any discoveries of commercial bodies of ore. The success of the operations and activities of the Company is dependent to a large extent on the efforts and abilities of its management. Locating mineral deposits depends upon a number of factors, including the expertise and skill of the exploration personnel involved.

James R. Robinson, Vice President, Exploration devotes all of his time and attention to the Company's exploration and development activities. Fred G. Hewett, President and Chief Executive Officer devotes 50% of his time to the Company's affairs. The remaining members of management devote less than 50% of their attention to the Company's activities. The loss of the services of any of its management could have a material adverse effect on the Company. To date, the Company has not engaged in succession planning.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Northair for each of the three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and their related notes.

	YEAR ENDED		
	February 29, 2004	**February 28, 2003**	**February 28, 2002**
Total revenue	Nil	Nil	Nil
General and administrative expenses, net	$441,669	$2,358	$12,604
Write off of exploration costs on outside properties and properties abandoned	$177,896	$257,477	$371,401
Write down of investments	Nil	$7,866	$14,935
Gain on sale of investments	$182,957	$122,316	$117,815
Income (loss) from continuing operations: - In total - Basic and diluted loss per Share	 ($414,128) ($0.04)	 ($136,290) ($0.02)	 ($284,534) ($0.04)
Net income (loss): - In total - Basic and diluted loss per Share	 ($414,128) ($0.04)	 ($136,290) ($0.02)	 ($284,534) ($0.04)
Total Assets	$3,120,785	$1,147,284	$963,677
Total long-term financial liabilities	Nil	Nil	Nil

In fiscal 2004, the Company changed its accounting policy for recording stock based compensation and other stock based payments, as recommended by the Canadian Institute of Chartered Accountants. The new generally accepted accounting principle requires that all stock options granted, whether to employees or non-employees, be measured and recognized using a fair value based method. In prior years, stock options were recognized when made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

During the year ended February 29, 2004, the Company granted options to purchase up to 810,000 shares to employees and non-employees (insiders and consultants) at exercise prices ranging from $0.40 to $1.20 per share. A fair value of the options of $312,633 has been recorded.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield	0.0%
Expected stock price volatility	63.24%
Risk free interest rate	3%-3.3%
Expected life of options	5 years

Option pricing models require the input of highly subjective assumptions, particularly with respect to the estimate of the price volatility of the Company's shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore pricing models, including Black-Scholes, do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

In recent years securities markets have experienced extremes in price and volume volatility. The Company has recognized gains on the sale of some of its investments and the size of its write down of investments has declined over the past 3 years. The market price of securities of many development stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any quoted market for any of the Company's portfolio of investments as well as the Company's shares will be subject to market trends generally and the value of the Company's investments and its own shares may be affected by such volatility.

The Company's assets have increased over the past three years because its generative exploration program has resulted in the acquisition and exploration of five mineral properties in Mexico. Resource property costs are capitalized as assets until such time as an economic ore body is defined or the property is abandoned. If a property warrants no further exploration all capitalized exploration and acquisition costs are written-off through the consolidated statement of earnings. Also, in 2004 the Company completed a Short Form Offering selling 3,636,363 units for gross proceeds of $2,000,000.

Results of Operations

Northair's loss was $414,128 in the 2004 fiscal year or a $0.04 loss per share, as compared to a loss of $136,290, or a $0.02 loss per share, for the comparative 2003 year. Administrative expenses after recoveries increased from $2,358 as at February 28, 2003 to $441,669 as at February 29, 2004. A significant portion of this increase can be attributed to the adoption of full fair value accounting for stock options and other stock based compensation. In the year ending February 29, 2004 this expense totaled $312,633, or 71% of the Company's general and administrative expenses as compared to nil in the year ending February 28, 2003. The Company's loss for the year was mitigated in part by an increase in the amount realized from the sale of investments. The Company realized a gain of $182,957 from the sale of investments as compared to a gain of $122,316 from the sale of investments in the prior year. In addition, the write-off of exploration costs on outside properties and properties abandoned decreased from $257,477 in the prior year to a write-off of $177,896 in the year ending February 29, 2004. Administrative recoveries decreased slightly, from $403,775 in the year ending February 28, 2003 to a recovery of $400,279 in the current year.

The current year write-off of resource property costs on outside properties and properties abandoned consisted of $169,037 in Mexico and $8,859 in Canada. In the prior year, Northair wrote off $204,722 of resource property costs in Mexico and $52,755 in Canada.

General and administrative expenses increased by $439,311 in the current year, of which $312,633 relates to stock-based compensation expense, a non-cash item. Salary and benefit expense increased approximately 3%, from $155,913 in the previous year to $160,857 in the current year. Office rent and equipment expense decreased about 7% in the current year as compared to the prior year, from $103,808 to $95,805, despite an increase in the monthly office lease rate effective February 2003. Office and general administrative expenses increased approximately 21%, from $68,740 to $83,282. This increase can be attributed to an overall increase in the Company's activity level in both Canada and Mexico. Shareholder information and investor relations increased from $8,625 to $50,267 in the current year due to more involvement in conference and industry trade shows including trade shows in Toronto, San Francisco and New York. The cost for printed and electronic promotional materials also increased. The Company's travel, promotional expense and telephone expense increased in the current year due to higher activity levels. Accounting and legal expense increased significantly, from $27,011 in the prior year to $41,419 in the current year. This increase was due to more legal representation costs in Mexico, as well as additional legal expense for the drafting of agreements. Regulatory compliance experienced a similar increase, from $11,650 in the prior year to $32,822 in the current year, primarily due to increases in filing fee rates and higher costs to comply with the Company's continuous disclosure requirements. In addition, the Company incurred additional expenses to switch its transfer agent in the current period. Overall, the amount of direct administrative expenditures corresponds to the level of the Company's financing and exploration activities

Over the past several years, the Company has undertaken an extensive generative mineral exploration program throughout Mexico. Northair's management believe potential exists for the discovery of significant mineral deposits in Mexico due to its prospective geology and lack of modern exploration. Northair has identified, reviewed and evaluated numerous mineral prospects, focusing primarily in the Sierra Madre Occidental region. This on-going commitment to the development of new and previously unidentified mineral properties of merit has resulted in Northair currently holding interests in five projects located in Mexico: El Tesoro, Sierra Rosario, Las Moras, La Joya and the El Tropico Projects.

The El Tesoro Project, situated in the state of Durango, Mexico is Northair's current significant property. The Company's exploration activities to date have been under the supervision of James R. Robinson, a Certified Professional Geologist with the American Institute of Professional Geologists, and a registered geologist licensed in the State of Washington, USA. Mr. Robinson, the Company's Vice President, Exploration, is a "qualified person" as defined in National Instrument 43-101 and the following disclosure is based on his technical report dated May 12, 2004.

El Tesoro Project

In the fall of 2002, Northair's exploration staff identified the El Tesoro Project, located in the state of Durango, Mexico, as part of the Company's ongoing generative exploration program.

The property is located in the south-western corner of the state of Durango near the borders with the states of Sinaloa and Nayarit. It lies in the Ejido of Pueblo Nuevo. El Tesoro is situated roughly 125 kilometers east of the port city of Mazatlan; is approximately 65 linear kilometers south of El Salto, Durango; and 55 kilometers northeast of Rosario, Sinaloa. Road access is available directly to the project from both cities. Travel time from either Rosario or El Salto is approximately 6 hours.

Elevations at the project area range from about 1000 to 1600 meters above sea level. Topography is typical of the "barranca" country, ranging from gentle to steep. Climate conditions are very comfortable year round, with a heavy rainy season from the end of June through September. Vegetation includes virgin pine and oak trees. There is a small community of approximately five families residing at the project area.

The El Tesoro region was apparently never discovered by the Spanish, and has no substantial mining production history. There are numerous pits, adits and small shafts that were developed by local gambusinos during the 1900's. A few small workings however, appear to be much older, and may be from indigenous communities.

The project consists of 8 concessions with associated fractions, totaling approximately 3,214 hectares. Four of the concessions were staked by Grupo Northair. The other four concessions are held pursuant to option agreements with the individuals who own the properties. There is an internal 9.6646 hectare concession which is not controlled by the Company.

The following table summarizes the Company's option payment obligations to maintain the agreements in good standing. All amounts are in US dollars.

PAYMENT	GUADALUPE	2 HERMANOS	SANTO NINO	LA ESPERANZA
Ratification Date	Jan 15, 2003	Jan 30, 2003	Jan 30, 2003	Feb 17, 2003
Signing	5,000*	4,000*	4,000*	1,000*
6 months	5,000*	0	0	3,000*
12 months	10,000*	6,000*	6,000*	4,000*
24 months	20,000	15,000	5,000	12,000
36 months	30,000	25,000	10,000	15,000
48 months	300,000	0	0	50,000
TOTAL EACH	370,000	50,000	25,000	85,000
TOTAL ALL	**530,000**			
IVA @ 15%	**79,500**			
TOTAL WITH IVA	**609,500**			

Note: * paid to date

Northair's exploration and project related activities conducted from the inception of the project include establishing a permanent base camp, road construction, geologic mapping of surface and underground workings, rock chip sampling, and its initial RVC drilling program.

In September 2003, the Company completed a Short Form Offering from which $765,000 of the net proceeds was allocated for exploration activities on the El Tesoro Project, as follows:

Description	Estimated Use of Proceeds from SFOD	Actual to February 29, 2004	Variance
Phase I consisting of:			
Orthophoto base map preparation	$8,000	$9,342	($1,342)
Prospecting and reconnaissance mapping and sampling	$32,000	$8,052	$23,948
Access road construction	$120,000	$180,746	($60,746)
Trenching	$128,000	$80,615	$47,385
Mapping of trenches and sampling	$160,000	$62,273	$97,727
Contingency at 15%	$67,000	-	$67,000
Phase II consisting of:			
Testing identified mineralized zones for continuity and structure by a program of core or reverse drilling	$250,000	$6,297	$243,703
TOTALS	**$765,000**	**$347,325**	**$417,675**

Road construction costs are higher because extreme wet weather conditions caused some unexpected repairs. Subsequent to year end, the Company completed a first phase drilling program.

Field programs have discovered 7 zones of vein type mineralization within a belt that is at least 2.5 kilometers long and up to 600 meters wide. The vein systems are classic epithermal low sulfidation type, occurring in a sub-alkalic, rhyolite-hosted subtype. Due to silver/gold ratios and multi-element geochemistry, the system is interpreted at being at a relatively high level character of the mineralization.

The Company met its objective in the first phase of exploration, which consisted of identifying the geologic setting and mineralizing system type by an exploration program including geological mapping, sampling (rock, chip, soil and stream sediment).

In March of 2004, Northair completed a first phase, twenty hole reverse circulation drill program totaling 1832 meters. The drill program was designed to: 1) confirm the down-dip extension of mineralization in five of the seven currently known gold bearing zones, 2) perform limited reconnaissance drilling in areas with minimal surface exposure, 3) increase geological knowledge of the controls and influences of mineralization. The program succeeded in fulfilling all three objectives.

Drill Hole Summary

Drill Hole	Zone	Azimuth	Angle	T.D. metres
TRC-04-001	A	90	-60	76.20
TRC-04-002	A	90	-60	54.86
TRC-04-003	A	90	-60	45.72
TRC-04-004	A	90	-60	45.72
TRC-04-005	A	105	-45	76.20
TRC-04-006	A	-	-90	45.72
TRC-04-007	E	0	-70	54.86
TRC-04-008	E	20	-55	37.34
TRC-04-009	E	-	-90	36.58
TRC-04-010	E	58	-61	40.39
TRC-04-011	E	70	-60	76.20
TRC-04-012	B	70	-70	228.60
TRC-04-013	B	65	-65	170.69
TRC-04-014	D	45	-45	88.39
TRC-04-015	D	45	-65	85.34
TRC-04-016	D	20	-50	80.77
TRC-04-017	D	20	-70	50.29
TRC-04-018	C	15	-65	211.84
TRC-04-019	B	70	-65	239.27
TRC-04-020	A	-	-90	86.87

Twelve holes were drilled in the A and E Zones, over a combined strike length of 130 metres, successfully testing the down-dip extension of the strong gold and silver mineralization in a rhyolite intrusive exposed in shallow underground workings and surface trenching. Both zones remain open along strike and down dip. Drilling of the B, C and D Zones was more reconnaissance in nature, with the longest holes of the program in the B and C Zones. Positive results were obtained from the northernmost hole of the B Zone, which encountered a significant intersection of the favorable rhyolite intrusive with strong gold and silver values. The hole targeted to intersect the C Zone did not return significant gold values and apparently failed to penetrate the zone. Drilling at the D Zone showed wide, strongly silicified breccia zones, with two holes returning significant gold values over narrow widths.

Summary of El Tesoro First Phase Drill Program, March 2004

A ZONE

HOLE	DEPTH(m)	INTERVAL (m)	Au (g/t)	Ag (g/t)	TOTAL DEPTH - METERS
TRC-04-001	21.34 - 25.15	**3.81**	**5.10**	**26.5**	76.2
including	21.34 - 21.52	2.29	7.69	35.6	
and	28.19 - 28.96	0.76	1.98	7.9	
TRC-04-002	18.29 - 22.10	**3.81**	**4.85**	**26.8**	54.86
and	29.72 - 30.48	0.76	1.28	3.6	
TRC-04-003	11.43 - 15.24	3.81	mine workings		45.72
	15.24 - 16.76	1.52	3.26	30.3	
and	32.00 - 35.05	3.05	1.48	31.7	
TRC-04-004	22.10 - 22.86	0.76	1.10	6.6	45.72
TRC-04-005	48.77 - 51.05	2.29	6.13	24.6	76.2
including	48.77 - 49.53	1.52	8.22	30.1	
TRC-04-006	17.53 - 22.10	**4.57**	**16.87**	**122.3**	45.72
	22.10 - 23.62	1.52	mine workings		
	23.62 - 25.15	1.53	6.33	48.0	
TRC-04-020	73.15 - 76.20	**3.05**	**13.60**	**18.4**	86.87
including	73.15 - 74.01	0.76	46.90	42.0	

E ZONE

HOLE	DEPTH(m)	INTERVAL	Au (g/t)	Ag (g/t)	TOTAL DEPTH - METERS
TRC-04-007	15.24 - 16.76	1.52	3.04	15.9	54.86
TRC-04-008	17.53 - 19.81	2.29	3.41	14.6	37.34
TRC-04-009	13.72 - 15.24	1.52	1.52	7.7	36.58
and	23.62 - 27.43	**3.81**	**4.09**	**15.8**	
including	23.62 - 25.91	2.29	5.52	21.4	
or including	24.38 - 25.15	0.77	9.82	26.0	
TRC-04-010	16.76 - 19.05	2.29	4.33	9.7	40.39
including	17.53 - 18.29	0.76	10.05	15.8	
and	29.72 - 32.00	2.29	2.38	10.0	
TRC-04-011	30.48 - 31.24	0.76	1.46	8.3	76.2
and	55.63 - 59.44	**3.81**	**3.20**	**23.3**	
including	57.91 - 59.44	1.52	6.12	41.9	
or including	57.91 - 58.67	0.76	10.80	69.6	

B ZONE

HOLE	DEPTH(m)	INTERVAL	Au (g/t)	Ag (g/t)	TOTAL DEPTH - METERS
TRC-04-012	103.63 - 105.16	1.52	2.64	2.6	228.6
and	109.73 - 112.78	3.05	2.92	10.8	
and	140.21 - 140.97	0.76	3.76	6.3	
and	161.54 - 162.31	0.76	1.23	2.8	
and	170.69 - 171.45	0.76	1.33	2.2	
TRC-04-013	121.16 - 131.06	**9.91**	**3.38**	**17.0**	170.69
including	124.97 - 128.02	3.05	7.40	14.3	
or including	124.97 - 126.49	1.52	10.90	52.9	
TRC-04-019			NSV	NSV	239.27

D ZONE

HOLE	DEPTH(m)	INTERVAL	Au (g/t)	Ag (g/t)	TOTAL DEPTH - METERS
TRC-04-014	33.53 - 35.05	**1.52**	**6.87**	**10.9**	88.39
including	34.29 - 35.05	0.76	11.80	13.0	
TRC-04-015	45.72 - 48.01	2.29	2.27	7.0	85.34
including	45.72 - 46.48	0.76	5.18	9.6	
and	51.05 - 51.82	**0.76**	**11.20**	**56.2**	
and	64.01 - 64.77	0.76	1.17	7.8	
and	70.10 - 70.87	0.76	2.16	15.8	
TRC-04-016			NSV	NSV	80.77
TRC-04-017			NSV	NSV	50.29

Ongoing exploration activities include reconnaissance mapping within the rest of the project area, additional mechanical and hand trenching of known zones of gold mineralization, soil and stream sediment sampling.

Additional work has been recommended by Mr. Robinson which would include continued mapping, surface sampling, trenching programs, a trial geophysical program and a minimum of 4000 meter RVC drill program. The estimated budget for this work is in the order of $615,000.

Sierra Rosario Project

The Sierra Rosario project lies along the western flanks of the Sierra Madre Occidental geological province in the state of Sinaloa, Mexico and was staked by Northair early in 2002 to cover at least six gold and silver occurrences discovered by Northair's exploration staff as part of the Company's generative program.

Exploration by Northair on the property concentrated on the San Rafael Zone where geological mapping and sampling has defined mineralization over an area of approximately 200 by 70 metres within an intensely altered rhyolite porphyry. Twenty-three samples from this zone averaged 181 g/tonne silver and 0.321 g/tonne gold over average widths of approximately 15 metres. This sampling indicates the potential for a bulk tonnage silver/gold deposit and additional work is warranted to further test this potential.

Further exploration is also justified on Sierra Rosario's remaining five zones, where initial sampling has returned gold values up to 5.48 g/tonne from grab samples.

The project was optioned to Kaieteur Resource Corp. ("Kaieteur") in the fall of 2002. Kaieteur issued the Company 50,000 shares together with a $10,000 cash payment. The cash payment together with the proceeds from the sale of 40,000 Kaieteur shares has enabled Northair to recover almost all of its original acquisition and exploration expenditures on the Sierra Rosario Project. Kaieteur also engaged the Company's exploration staff to perform a modest amount of exploration on their behalf. Kaieteur returned the property to the Company in November 2003.

Subsequent to the fiscal year ended February 29, 2004, Northair has granted Sparton Resources Inc. ("Sparton") and option to earn a 51% interest in Sierra Rosario Project, by paying Northair $130,000 ($20,000 received) in cash, issuing 275,000 common shares and incurring $800,000 in exploration expenditures over a four year period. During period April 1, 2004 to 2005, Sparton must spend $150,000 on exploration of which $50,000 is a firm commitment and $100,000 is optional.

Sparton's first phase of exploration, not yet initiated, may consist of further geological mapping of the concession, and detailed mapping and sampling of the San Rafael Zone and other occurrences within the property area. Subsequent programs, as warranted, may include road construction, mechanical trenching and possibly drilling, likely using reverse circulation methods. Sparton will be utilizing Northair's Mexican exploration expertise to assist in the initial phases of exploration on the Sierra Rosario property.

Las Moras

Northair's ongoing generative exploration program led to the acquisition of the Las Moras Project in November 2003. The Las Moras Project is located in the Sierra Madre Mountains, approximately 100 kilometers east of Mazatlan, and 120 kilometers southwest of the city of Durango. Access to the project is good with numerous unimproved old logging roads located in the area. However, portions of the property contain steep topography which make local access difficult.

The Las Moras geologic setting is similar to that found on the El Tesoro Project, and may have the potential to contain high grade gold as well as bulk tonnage base metal deposits.

High grade, low sulfidation gold veins have been discovered in limited outcrops. First phase sampling from these gold veins by the Company has reported encouraging results, with four grab samples averaging 18.39 g/t gold and 7.88 g/t silver. Due to the limited outcrop, true widths and strike lengths of these zones have yet to be determined. Although there are no known historic mines on the property, numerous small gambusino workings and arrastras have been observed in the area of the high grade veins.

A separate zone of copper-lead-zinc mineralization was discovered by Company geologists during their property examination. The width of the mineralized zone where observed, averages about 30 meters and has been traced on the ground during initial field visits for over 300 meters along strike length, and is open in both directions. Four representative grab samples from this zone averaged 0.35% copper, 0.26% lead, and 0.96% zinc. These results are considered very significant in an oxidized environment.

Project work has been limited due to the Company concentrating its efforts at the El Tesoro Project. Additional hand trenching and geological sampling is presently underway.

The Las Moras property is comprised of optioned and wholly owned concessions totaling 450 hectares. Northair has signed an option agreement to acquire 100% of a privately held concession with staged payments totaling US $86,000 over a four year period as follows:

November 17, 2003	$2,000 (paid)
February 17, 2004	$1,000 (paid)
May 17, 2004	$2,000 (paid)
November 17, 2004	$4,000
November 17, 2005	$12,000
November 17, 2006	$15,000
November 17, 2008	$50,000

There are no royalties. The Company has also staked a concession covering highly prospective ground adjacent to the privately held concession.

La Joya

In April 2004, the Company acquired the La Joya Project located along the western flanks of the Sierra Madre Occidental province, approximately 110 kilometers southwest of the city of Durango. La Joya was identified and staked by Company geologists as a result of Northair's ongoing generative exploration program.

The concession covers 800 hectares, and lies in a geologic setting similar to the Company's Las Moras and El Tesoro properties. La Joya has the potential to contain both high grade vein as well as bulk tonnage gold - silver deposits. Northair's geologists have identified a possible rhyolite dome with outlying rhyolite dykes. Two zones of alteration and mineralization have been identified to date. The A Zone contains a rhyolite dyke, ranging from 5 – 20 meters in width, which has been traced over a strike length of 130 meters, and is open in both directions. Within the dyke are numerous low sulfidation quartz veins ranging from 1 – 1.5 meters in width. Eleven grab samples taken from the A Zone have returned gold values ranging from anomalous to 1.57 g/t.

The B Zone lies about 300 metres west of the A Zone, and has been traced by intermittent outcrops over a strike length of 250 metres, and remains open in both directions. Average widths of the structure range from approximately 3 to over 50 meters. A total of 15 representative panel reconnaissance and continuous chip samples have been taken from the B Zone, with encouraging gold and silver results. Six samples exceeding 1 g/t gold are listed below:

Sample	Au g/t	Ag g/t
LBR-10	4.58	36.3
LBR-11	1.40	50.4
LBR-12	1.71	52.0
SP-4	4.58	66.3
SP-5	2.12	231.0
SP-6	4.01	60.5

The Company is encouraged by these initial results and has commenced a detailed geological mapping and sampling program.

El Tropico

The Company staked two mineral concessions comprising the El Tropico prospect located in Concordia Municipality, Sinaloa, Mexico. This prospect is being evaluated.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Northair and is derived from unaudited quarterly financial statements prepared by management. Northair's interim financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Revenues	Income or (Loss) from Continued Operation and Net Income (loss)	Basic Earnings (Loss) per share(1) from Continued Operation and Net Income (loss)	Fully Diluted Loss per share(1) - from Continued Operation and Net Income (loss)
4Q 2004	Nil	($342,509)	($0.04)	($0.04)
3Q 2004	Nil	($58,248)	($0.01)	($0.01)
2Q 2004	Nil	($29,420)	($0.00)	($0.00)
1Q 2004	Nil	$16,049	$0.00	$0.00
4Q 2003	Nil	$75,490	$0.01	$0.01
3Q 2003	Nil	($46,984)	($0.00)	($0.00)
2Q 2003	Nil	($56,032)	($0.01)	($0.01)
1Q 2003	Nil	($108,764)	($0.02)	($0.02)

(1) Based on the treasury share method for calculating diluted earnings.

The Company's exploration activities are seasonal, with less work conducted in Mexico during the summer months due to the rainy season. Accordingly, the Company's administrative expenses will typically decline for the same period. The Company's practice is to write-off resources properties when the property is of no further interest and displays limited economic potential. These write-offs affect the Company's quarterly results.

The Company has administrative agreements with other companies engaged in resource exploration activities. The recoveries received under the terms of these administrative agreements reduce the Company's monthly operating expenses. The agreements typically span a year, and the amounts recovered do not usually vary significantly from period to period.

In addition, the Company's quarterly results from operations are also affected by the market for securities. The Company's primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company's activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favourable terms, the Company's activity levels and the size and scope of planned exploration projects will also increase. Stronger capital markets in 2003 allowed the Company to realize gains from the sale of investments during the years ending February 29, 2004 ($182,957) and February 28, 2003 ($122,316). These gains offset the Company's administrative expenses, and contribute to an overall reduction in the Company's reported quarterly and annual losses.

The Company's loss was significantly higher in the fourth quarter 2004 due to the prospective adoption of full fair value accounting for stock options. The Company recorded stock based compensation expense of $312,633 in 2004 as compared to nil in the prior quarters.

Fourth Quarter

The Company's loss for the fourth quarter of 2004 was significantly larger than either the loss in the preceding quarter or the loss for the same quarter in 2003. This increase can be attributed to the adoption of full fair value accounting for stock based compensation. The Company expensed $311,610 for stock based compensation in the fourth quarter of 2004, as compared to $1,023 in the preceding quarter and nil in the fourth quarter of 2003. The Company also wrote-off an additional $36,101 in resource property costs in the fourth quarter of 2004, bringing the total write-off of resource property costs to $177,896 for the year ending February 29, 2004. Administrative recoveries remained consistent from period to period, with the Company recovering $96,883 in the fourth quarter as compared to $101,223 in the third quarter of 2004 and $99,085 in the fourth quarter of 2003. The Company realized additional gains on the sale of marketable securities, recognizing a gain of $38,305 in the fourth quarter of 2004, for a year to date realized gain of $182,957. The Company recognized a gain of $122,316 from the sale of marketable securities during the year ending February 28, 2003.

The Company spent $323,716 to explore its resource properties in the fourth quarter of 2004, as compared to $251,186 in the preceding quarter and $112,354 in the fourth quarter of 2003. The Company's improved cash position helped finance this exploration in the latter part of the fiscal year ending February 29, 2004. The increase is cash reserves is due to the issuance of common shares through a short form offering in the third quarter of fiscal 2004. In the fourth quarter of 2004, a total of 65,000 stock options were exercised for proceeds of $13,600 and a total of 57,500 warrants were exercised for proceeds of $46,000. The increased cash balances available for investment resulted in interest income of $17,596 in the fourth quarter of 2004, as compared to $1,759 in the preceding quarter and $1,410 in the fourth quarter of 2003.

Proposed Transactions

Steps have been taken to bring Northair's charter documents into conformity with the new Business Corporations Act (British Columbia) ("new BC Act") that came into effect on March 29, 2004. At the Annual and Special General Meeting to be held July 20, 2004, shareholders will be asked to approve a special resolution that will, among other things, increase the authorized capital to an unlimited number of common shares without par value and adopt new Articles. Management believes that the proposed changes will assist the Company to be more efficient, flexible and cost-effective with respect to managing its affairs under the new B.C. Act. The special rights and restrictions attached to the Company's shares will not change as a result of the proposed alteration of the authorized capital of the Company. The proposed amendments will take effect immediately on the date and at the time the Notice of Articles is filed with the Registrar of Companies. The administration expenses to implement the proposed changes will be incurred over the first six to nine months of the Company's 2005 fiscal year and will result in slightly increased expenditures for shareholder information, legal and regulatory compliance.

Liquidity

Working capital as at February 29, 2004 was $2,000,105 as compared to $747,882 at February 28, 2003. Cash and cash equivalents increased by $1,291,710 to $2,023,572 at February 29, 2004. This compares to an ending cash balance of $731,862 for the year ending February 28, 2003. The Company realized $2,067,767 during the current year from the sale of common shares as well as option and warrant exercises. In the preceding year, the Company's proceeds from financing activities totaled $289,967. The Company spent $103,143 on operations in the current year, as compared to generating $35,460 from operations in the previous year.

The Company spent $808,197 to acquire and explore resource properties during the year ending February 29, 2004, with significant expenditures in Mexico on the El Tesoro project. This represents a sizable increase as compared to the prior year's expenditure of $331,653. The Company also spent $46,075 in the current year to acquire investments and received proceeds from the sale of investments that totaled $227,391, as compared to $135,023 in the previous year.

The Company has a lease agreement for its office space. The minimum annual commitment for rental expenses (excluding operating expenses) for the leased premises is $52,960 until 2006. The Company offsets some of this contractual obligation through administrative services agreements with other companies (see "Transaction with Related Parties").

The Company currently has sufficient financial resources to meet its administrative overhead expenses and to undertake all of its planned exploration activities for the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognize there will be risks involved that may be beyond their control. The Company intends to continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Capital Resources

At February 29, 2004, Northair's share capital was $21,310,139 as compared to $18,929,739 at February 28, 2003 representing 12,831,347 (2003 – 8,529,964) common shares without par value. The deficit was $18,403,955 (2003 - $17,989,827) as at February 29, 2004. After adjusting for contributed surplus of $116,448, shareholders' equity was $3,022,632 at February 29, 2004 as compared to shareholders' equity of $1,056,360 for the year ending February 28, 2003. As at February 29, 2004, the Company had 1,265,000 outstanding stock options with exercise prices that ranged from $0.15 to $1.20 and 2,023,421 warrants that can be exercised at prices between $0.60 and $0.80 per share prior to September 30, 2004.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning Northair's general and administrative expenses and resource property costs is provided in the Company's Consolidated Statement of Loss and Deficit and the Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for February 29, 2004 and February 28, 2003 that is available on Northair's website at www.northair.com/Northair/ or on its SEDAR Page Site accessed through www.sedar.com

Outstanding Share Data

Northair's authorized capital is 100,000,000 common shares without par value. As at May 26, 2004, there are 13,027,172 common shares issued and outstanding.

As at May 26, 2004, the following options and share purchase warrants are outstanding:

	Dated Granted	Number	Price per Share	Expiry Date
Options				
Employees	July 17, 2002	15,000	$0.25	July 17, 2007
	October 21, 2003	50,000	$0.69	October 21, 2008
	November 12, 2003	100,000	$0.69	November 12, 2008
Insiders	August 15, 2000	50,000	$0.21	August 15, 2005
	October 17, 2001	75,000	$0.15	October 17, 2006
	July 17, 2002	310,000	$0.25	July 17, 2007
	October 21, 2003	610,000	$0.69	October 21, 2008
Consultants	June 5, 2003	5,000	$0.40	June 5, 2008
	January 8, 2004	20,000	$1.20	January 8, 2009
Warrants	September 30, 2003	1,857,596	$0.60	September 30, 2004

Transactions with Related Parties

Pursuant to various agreements, Northair recovers administrative fees (fixed annually and paid monthly) from the Group. Certain services, such as mineral exploration and public relations, provided by Northair personnel are recovered on a specified charge-out rate. Other miscellaneous costs such as postage and photocopying are recovered on an actual usage basis from each company. The table below summarizes the material items recovered, namely rent (net of GST) and salary expenses for the various companies within the Group:

Company Name	Rent Recovery (net of GST)	Salary Recovery	Total
NDT Ventures Ltd.	$ 165,000	$ 79,413	$ 244,413
Sherwood Mining Corporation	$ 60,000	$45,360	$ 105,360
Stornoway Diamond Corporation	$ 68,250	$60,561	$ 128,811
Tenajon Resources Corp.	$ 36,000	$7,126	$ 43,126
Troon Ventures Ltd.	$ 36,000	$ 6,426	$ 42,426
Total Recovery	**$ 365,250**	**$ 198,886**	**$ 564,136**

Pursuant to an agreement dated August 20, 2003, Northair received 228,947 shares from Troon at a deemed value of $0.19 per share to settle $43,500 of an administrative expense amount then receivable from Troon.

As a result of a business arrangement between Stornoway Ventures Ltd. and Stornoway Diamond Corporation the Company received 113,542 Stornoway Diamond shares in exchange for the 130,000 Stornoway Ventures shares in its investment portfolio.

The Company recorded a gain on the sale of securities of $157,173 resulting from the sale of shares of companies with certain directors in common:

Company Name	# of Shares Sold	Proceeds
NDT Ventures Ltd.	1,900	$ 132
Stornoway Diamond Corporation	108,542	$ 139,561
Tenajon Resources Corp.	144,500	$ 17,445
Troon Ventures Ltd.	1,000	$ 35
Total Gain		**$ 157,173**

During the most recently completed fiscal year, insiders of the Company acquired 252,647 shares for proceeds of $55,562 pursuant to option and warrant exercises.

Changes in Accounting Policies

Northair has adopted the full fair value based method of accounting for stock based compensation for the fiscal year beginning March 1, 2003 as recommended in the CICA Handbook Section 3870. This new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Financial Instruments and Other Instruments

Northair's financial instruments consist of cash and short-term deposits, restricted cash, GST receivable and accounts payable. Unless otherwise noted, it is management's opinion that Northair is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Northair has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional information relating to Northair is on SEDAR at www.sedar.com

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Donald A. McLeod
Chairman of the Board & Director

Frederic G. Hewett, *P. Eng..,*
President, Chief Executive Officer & Director

D. Bruce McLeod, *P. Eng..,*
Vice President & Director

John E. Robins, *P. Geo.,*
Director

Reginald J. Stranks
Director

James R. Robinson, *B.Sc.,*
Vice President – Exploration

Gail M. Sharp
Corporate Secretary

SENIOR STAFF

David Visagie, *P. Geo.,*
Senior Geologist

Zara Boldt, *BA, CGA,*
Controller

Jim Paterson
Manager, Corporate Development

EXECUTIVE OFFICE

Suite 860, 625 Howe Street
Vancouver, B.C., V6C 2T6, CANADA
Tel: (604) 687-7545; Fax: (604) 689-5041

WEB SITE: www.northair.com/international

E-MAIL ADDRESS: info@northair.com

EXPLORATION OFFICE

3552 East Fremont Place
Littleton, CO, 80122, USA
Tel: (303) 694-7290; Fax: (303) 770-0356

REGISTERED OFFICE

Suite 1000, 595 Howe Street
Vancouver, B.C., V6C 2T5, CANADA

SOLICITORS

DuMoulin Black
Vancouver, B.C., CANADA

Moya Flores & Associates
Mexico City, MEXICO

AUDITORS

Staley, Okada & Partners
Vancouver, B.C., CANADA

BANKERS

Bank of Montreal
Vancouver, B.C., CANADA

TRANSFER AGENT

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, B.C., V6C 3B8, CANADA
Tel: (604) 689-9853; Fax: (604) 689-8144
Email: pacific@pctc.com

STOCK EXCHANGE LISTING

TSX Venture Exchange
TSXV: INM



International and domestic mineral exploration expertise gives International Northair its competitive edge.



Generative Program – Mexico/Americas

The Company's aggressive generative exploration program has been highly successful in acquiring and joint venturing six quality projects over the past five years, including drilling by major companies.

With $300,000CDN allocated annually to generative exploration, Northair has evaluated more than 500 properties since 1996 and maintains a first mover advantage. The Company's exploration team has the talent, experience and resources to uncover opportunities not available to other explorers and to make significant and economic gold discoveries.

The relentless and diligent pursuit of targets in under explored regions has positioned Northair at the forefront of serious gold explorers in a very geologically prospective region.



Growing Portfolio – Early Stage Properties

Northair has assembled a portfolio of high-potential, early stage gold/silver properties in Mexico. More acquisitions are expected in the near future, with resources allocated or partnerships formed to best develop properties of merit. Two examples are:

El Tesoro Project, Durango, Mexico

- Mineralized belt over 2.5 kilometres in apparent strike length with excellent gold potential
- More than 800 samples taken from property to date
- *First phase drill program results promising.* Land position enlarged from 1,000 to 3,200 hectares
- Expanded exploration program underway.



Sierra Rosario Project, Sinaloa, Mexico

- Concession staked by Northair Team
- Six zones of mineralization – best values: 711 g/t silver and 10.79 g/t gold
- Joint ventured to Sparton Resources Inc.

The Northair Group

For more info contact
Jim Paterson, Corporate Development
www.northair.com/international
Tel: (604) 687-7545 TF: 1-888-338-2200
Fax: (604) 689-5041 info@northair.com

INM – TSXV

International Northair Mines Ltd.



INM – TSXV

International Northair Mines Ltd.

Mexican Gold Exploration Focus

Directors & Officers

Donald A. McLeod, Chairman & Director
Fred G. Hewett, President, CEO & Director
D. Bruce McLeod, Vice President & Director
John E. Robins, Director
R. J. Stranks, Director
G.M. Sharp, Corporate Secretary
Zara Boldt, Controller
James R. Robinson, Vice President, Exploration

Corporate Data

INM / TSX Venture Exchange (Tier 1)

Working Capital:	CDN$ 1,748,000
Fully Diluted:	CDN$ 3,804,000
Shares Issued:	13,027,172
Fully Diluted:	16,119,768
Options:	1,235,000 @ $0.15 - $1.20
Warrants:	1,857,597 @ $0.60 - $0.80
Year End:	February 28th (or 29th, when applicable)
Authorized Capital:	100,000,000 Common
	19/05/04

International Northair Mines Ltd. (INM – TSXV) is the flagship company of The Northair Group. Building shareholder value since 1966, the Northair Group's strong management team has acquired strategic land positions for mining exploration, raised significant working capital, and put three mines into production. This success has earned the respect of both the mining and financial communities.

International Northair Mines Ltd. has been aggressively pursuing mineral exploration opportunities with its generative exploration program in Mexico for the better part of the last decade.


U.S.A.
Sierra Rosario
Hermosillo
La Joya
Culiacan
Durango
San Lucas
Mazatlan
El Tesoro
Guadalajara
Gulf of Mexico
Las Moras
Mexico City
Acapulco
North Pacific Ocean

The generative program is focused on leveraging the skills, experience and knowledge of the team to make significant and economic gold discoveries.

Led by the Company's highly competent and internationally experienced Vice-President of Exploration, a strong, domestic team has built an impressive portfolio of Mexican gold exploration properties.

More acquisitions are expected in the near future. Work programs, including prospecting, trenching and drilling will further develop properties of merit.

With a strong management and exploration team, a cash treasury exceeding CDN$1.7 million and a first-mover advantage, International Northair Mines Ltd. maintains its competitive advantage in Mexican gold exploration.

Please visit the Company's website at www.northair.com/international

The Northair Group

Contact

www.northair.com/international
Suite 860 - 625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: (604) 687-7545 TF: 1-888-338-2200
Fax: (604) 689-5041 info@northair.com